UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.11) *

Given Imaging Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)

2797140
(CUSIP Number)
Yaron Elad Elron Electronic Industries Ltd. The Triangular Tower, 42nd Floor 3 Azrieli Center, Tel Aviv 67023 Israel Tel: +972 3 6075555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 4, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RDC Rafael Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,662,110
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,662,110
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,662,110
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%
14.	Type of Reporting Person (See Instructions) CO

Page 2 of 13 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEP Technology Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,662,110
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,662,110
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,662,110
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%
14.	Type of Reporting Person (See Instructions) CO

Page 3 of 13 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Elron Electronic Industries Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,464,820
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.2% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)  Includes 4,719,528 Ordinary Shares that are owned by Discount Investment Corporation Ltd. ("DIC"), which Elron Electronic Industries Ltd. ("Elron") may be deemed to share voting power of, and to beneficially own, as a result of a voting agreement between Elron and DIC described in Item 6 of Amendment No. 1 on Schedule 13D/A previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to Given Imaging Ltd.

Page 4 of 13 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discount Investment Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 47.2%
14.	Type of Reporting Person (See Instructions) CO

*
Does not include 715 Ordinary Shares which are held by unaffiliated third-party client accounts managed by Epsilon Investment House Ltd. ("Epsilon"), an indirect subsidiary of DIC, as a portfolio manager (the "Epsilon Shareholding"). The Reporting Person disclaims beneficial ownership of the Epsilon Shareholding.

**	Excludes the Epsilon Shareholding.

Page 5 of 13 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 47.2%
14.	Type of Reporting Person (See Instructions) CO

*
Does not include (i) 681,070 Ordinary Shares held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development Corporation Ltd. ("IDB Development") and (ii) the Epsilon Shareholding (collectively, the "CIEH and Epsilon Shareholdings"). The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 6 of 13 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 47.2%
14.	Type of Reporting Person (See Instructions) CO

*	Does not include the CIEH and Epsilon Shareholdings. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 7 of 13 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 47.2%
14.	Type of Reporting Person (See Instructions) IN

*	Does not include the CIEH and Epsilon Shareholdings. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 8 of 13 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shelly Bergman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 47.2%
14.	Type of Reporting Person (See Instructions) IN

*	Does not include the CIEH and Epsilon Shareholdings. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 9 of 13 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 47.2%
14.	Type of Reporting Person (See Instructions) IN

*	Does not include the CIEH and Epsilon Shareholdings. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 10 of 13 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 47.2%
14.	Type of Reporting Person (See Instructions) IN

*	Does not include the CIEH and Epsilon Shareholdings. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 11 of 13 pages

This Amendment No. 11 on Schedule 13D/A (the “Amendment”) amends the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by RDC Rafael Development Corporation Ltd. (“RDC”), DEP Technology Holdings Ltd. (“DEP”), Elron, DIC, IDB Development, IDB Holding Corporation Ltd. (“IDB Holding”), Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (“the Reporting Persons”) (the “Statement”) with respect to the ordinary shares, par value New Israeli Shekel 0.05 per share (the “Ordinary Shares”), of Given Imaging Ltd. (the “Issuer”) to the extent specified herein. Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with an inadvertent omission of a director from Schedule C filed with Amendment No. 10 on May 9, 2011.

The following amends and supplements Item 7 of the Statement by substituting Schedule C attached to this Amendment No. 11 for the Schedule C attached to Amendment No. 10.

Item 7.     Material to be filed as Exhibits

Schedule C	-	Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of Elron.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Date: May 11, 2011	RDC RAFAEL DEVELOPMENT CORPORATION LTD. DEP TECHNOLOGY HOLDINGS LTD.
ELRON ELECTRONIC INDUSTRIES LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

BY: DISCOUNT INVESTMENT CORPORATION LTD.

(signed)
BY: ______________________________

Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of RDC Rafael Development Corporation Ltd., DEP Technology Holdings Ltd., Elron Electronic Industries Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed as Exhibits 2 through 10 to Amendment No. 5 to the Statement.

Page 12 of 13 pages

Schedule C

Directors and Executive Officers
o f
Elron Electronic Industries Ltd.
(as of May 4, 2011)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Arie Mientkavich (1) 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman of Elron; Deputy Chairman of Gazit Globe Ltd and Chairman of Gazit Globe Israel (Development) Ltd.
Ami Erel 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	President & Chief Executive Officer of DIC; Chairman of NetVision Ltd., Cellcom Israel Ltd. Koor Industries Ltd. and Makhteshim Agan Industries Ltd.
Avraham Asheri 12 Yoshpe Street, Apt. 7, Mevasseret Zion 90805, Israel	Director	Director of companies.
Yaacov Goldman 39 Nachlieli Street, Hod Hasharon 45355, Israel	External Director	Director of companies.
Gad Arbel Hashalom 96, Mevaseret Zion, 90805, Israel	External Director	Director of Companies.
Prof. Gabriel Barbash 14 Zisman Street, Ramat Gan 52521, Israel	Director	Director General of the Tel Aviv Sourasky Medical Center.
Rona Dankner 3 Azrieli Center, The Triangular Tower, Tel-Aviv 67023, Israel Israel	Director	Director of Companies
Shay Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director	President of Zoe Holdings Ltd.
Dori Manor (*) 103 Kahanman Street, Bnei Brak 51553, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Arie Ovadia 10 Harav Amiel Street, Tel Aviv, 62223, Israel	Director	Director of companies.
Ari Bronshtein 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Chief Executive Officer	Vice President of DIC; Chief Executive Officer of Elron.
Yaron Elad 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of Elron.
Nir Pinchas 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of Elron.
(*) Dual citizen of Israel and France.
(1) See note (1) in Schedule A

Page 13 of 13 pages